SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 23, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications Company Ltd. - Immediate Report regarding the Issuance Results in accordance with a Shelf Offering Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: December 23, 2021

December 23, 2021

To Tel-Aviv Stock Exchange Ltd. (via the Magna)	To Israel Securities Authority (via the Magna)

Dear Sir/Madam,

Re: Partner Communications Company Ltd. ("the Company")-Immediate Report regarding the
Issuance Results in accordance with a Shelf Offering Report

The Company respectfully wishes to give notice of the issuance results in accordance with a shelf offering report of the Company, dated December 22, 2021 (reference no.: 2021-02-112858) (the "Offering Report"), published pursuant to the Company's shelf prospectus dated July 27, 2021.

1.
In accordance with the Offering Report, the Company offered the public debentures as follows: up to NIS 245,000,000 par value registered debentures (Series H) of NIS 1 nominal value each, that are not linked to any index. The debentures (Series H) were offered in 245,000 units by way of a tender on the annual interest rate to be borne by the debentures (Series H), which shall not exceed 2.08% and the composition of each unit is NIS 1,000 nominal value (Series H).

2.	The following are the results of the tender for the purchase of the units of the debentures (Series H) that took place on December 23, 2021:

a.
In the tender, 47 orders were received for the purchase of 203,108 units of the debentures (Series H), including 25 orders for the purchase of 198,407 units of classified investors, in accordance with their prior undertakings as specified in the Offering Report (hereinafter: "the Classified Investors").

b.	The annual interest rate to be borne by the debentures (Series H) determined in the tender is 2.08% (hereinafter: "the Uniform Interest Rate").

c.
The interest rate for the payment of the first interest to be paid to the holders of the debentures (Series H) on June 25, 2022, in respect of the first interest period (commencing on December 26, 2021 and ending on June 25, 2022) is 1.03145%.

d.	Subject to the provisions of clause 3 hereafter, and according to the terms of the offer, orders were accepted in the tender, as follows:

i.	22 orders of the Classified Investors for the purchase of--- 161,442 units of debentures (Series H), at an interest rate lower than the Uniform Interest Rate- were accepted at a rate of about 97.7%.

ii.	3 orders of the Classified Investors for the purchase of 36,965 units of debentures (Series H), stating the Uniform Interest Rate- were accepted at a rate of about 97.7%.

iii.	7 orders by the public to purchase 1,401 units of debentures (Series H) stating an interest rate lower than the Uniform Interest Rate were accepted at a rate of about 97.7%.

iv.	15orders by the public to purchase 3,300 units of debentures (Series H) stating the Uniform Interest Rate - were accepted at a rate of about 97.7%.

3.
Pursuant to the provisions of clause 1 of the Offering Report, whereas according to the tender results the total orders accepted in the tender as set forth in clause 2 above, represents par value of debentures (Series H) exceeding NIS 198,407,000 par value of debentures (Series H), the excess amount as defined in clause 1 to the Offering Report is NIS 4,701,000 par value of debentures (Series H), and the allotment to the subscribers whose orders were accepted during the tender pursuant to the provisions of clause 2 above, shall be allocated pro rata between the total orders which were accepted in the tender and the quantity issued to the public, in a manner in which each subscriber whose order would have been accepted pursuant to the tender results, will be issued about 97.7%% of the volume of the allotment according to the results of the tender (198,407,000/203,108,000).

4.	The total issuance is NIS 198,407,000 par value of debentures (Series H). The debentures (Series H) were issued at par value, and therefore without discounting.

5.	The immediate gross proceeds which are expected to be received by the Company in the framework of the public offering amount to NIS 198,407,000.

The Company expresses its gratitude to the investors for their participation in the offering under the Offering Report.

Sincerely Yours, Partner Communications Company Ltd.